UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 24, 2010

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL OAO ANNOUNCES ESTABLISHING ITS REPRESENTATIVE OFFICE IN KEMEROVO CITY
Kemerovo, Russia – June 24, 2010 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces establishing its official representative office in Kemerovo city.
The registration procedure of Mechel OAO’s representative office in Kemerovo city was completed on June 11, 2010.  The legal address of the representative office is: 650036, Russian Federation, Kemerovo city, Lenin Prospekt, bld. 90/4.

Konstantin Anatolievich Panfilov, Mechel OAO’s Executive Vice President for
Kemerovo region, was appointed the Head of the representative office.
The representative office’s functions will include: establishing and maintenance of contacts with government authorities and business community of Kemerovo region, representation of Mechel group’s interests, assistance to the Mechel group’s plants in their operations, strengthening cooperation with Mechel’s partners and establishing new relations to ensure expansion of the group’s activities.
The new office will also provide actual data on the current market trends and advise Mechel’s management on tenders and auctions held in the region.
The office would allow improving management of strategically important assets of
Mechel group located in Kemerovo region and let the company be more flexible in the changing market environment.
The following Mechel’s subsidiaries operate in Kemerovo region: Southern Kuzbass
Coal Company OAO (one of Mechel’s mining segment assets), Southern Kuzbass Power
Plant OAO (a part of Mechel’s power segment) and Kuzbass Power Sales Company OAO
(power distributing company as a Guaranteeing Supplier – also a part of Mechel’s power segment).
***
Mechel OAO
Ekaterina Videman
Tel.: (495) 221-88-88
ekaterina.videman@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: June 24, 2010	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO